UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Zimmer Biomet Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

98956P102

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Biomet LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR 2006 Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person OPERF Co-Investment LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR PEI Investments, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person 8 North America Investor L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Associates 2006 LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR 2006 GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR PEI Associates, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR PEI GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Associates 8 NA L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR 8 NA Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR III GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 98956P102		13D

1	Name of Reporting Person KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 98956P102		13D

1	Name of Reporting Person Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 98956P102		13D

1	Name of Reporting Person George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,118,560

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,118,560

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,118,560

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%

14	Type of Reporting Person (See Instructions) IN

Item 1.                                 Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $.01 per share (the “Common Stock”), of Zimmer Biomet Holdings, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 345 East Main Street, Warsaw, Indiana, 46580.

Item 2.                                 Identity and Background.

(a), (f)              This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)                                     KKR Biomet LLC, a Delaware limited liability company (“KKR Biomet”);

(ii)                                  KKR 2006 Fund L.P., a Delaware limited partnership (“KKR 2006 Fund”);

(iii)                               OPERF Co-Investment LLC, a Delaware limited liability company (“OPERF Co-Investment”);

(iv)                              KKR PEI Investments, L.P., a Guernsey limited partnership (“KKR PEI Investments”);

(v)                                 8 North America Investor L.P., a Cayman Islands exempted limited partnership (“8 North America Investor”);

(vi)                              KKR Partners III, L.P., a Delaware limited partnership (“KKR Partners III”);

(vii)                           KKR Associates 2006 L.P., a Delaware limited partnership (“KKR Associates”);

(viii)                        KKR 2006 GP LLC, a Delaware limited liability company (“KKR 2006 GP”);

(ix)                              KKR PEI Associates, L.P., a Guernsey limited partnership (“KKR PEI Associates”);

(x)                                 KKR PEI GP Limited, a Cayman Islands exempted limited company (“KKR PEI GP”);

(xi)                              KKR Associates 8 NA L.P., a Cayman Islands exempted limited partnership (“KKR Associates 8 NA”);

(xii)                           KKR 8 NA Limited, a Cayman Islands limited company (“KKR 8 NA”);

(xiii)                        KKR III GP LLC, a Delaware limited liability company (“KKR III GP”);

(xiv)                       KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(xv)                          KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(xvi)                       KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(xvii)                    KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(xviii)                 KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xix)                       KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xx)                          Henry R. Kravis, a United States citizen; and

(xxi)                       George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xxi) are collectively referred to herein as the “Reporting Persons”).

LVB Acquisition Holding, LLC (“LVB Holding”) directly owns all of the shares of Common Stock reported in this Statement.  The membership units of LVB Holding are held by KKR Biomet, certain funds affiliated with each of The Blackstone Group L.P., Goldman Sachs & Co. and TPG Global, LLC (collectively, the “Sponsor Funds”) and certain other investors.

The general partner of KKR 2006 Fund and the manager of OPERF Co-Investment is KKR Associates, and the general partner of KKR Associates is KKR 2006 GP.  The general partner of KKR PEI Investments is KKR PEI Associates, and the general partner of KKR PEI Associates is KKR PEI GP. The general partner of 8 North America Investor is KKR Associates 8 NA, and the general partner of KKR Associates 8 NA is KKR 8 NA. The general partner of KKR Partners III is KKR III GP. KKR Fund Holdings is the designated member of KKR 2006 GP and the sole shareholder of KKR PEI GP and KKR 8 NA.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings.  KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group.  KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are the designated members and are executive officers of KKR Management and the designated members of KKR III GP.

Each of Messrs. William J. Janetschek, Max C. Lin, and Michael W. Michelson is an executive officer of KKR Biomet. Each of Messrs. Kravis, Roberts, Janetschek and David J. Sorkin is an executive officer of KKR 2006 GP and OPERF Co-Investment.  Each of Messrs. Kravis, Roberts, Todd A. Fisher, Janetschek and Sorkin is a director of KKR 8 NA. Each of Messrs. Fisher, Janetschek and Sorkin is a director of KKR PEI GP, KKR Fund Holdings GP and KKR Group and an executive officer of KKR Management.  Each of Messrs. Fisher, Janetschek, Lin, Michelson and Sorkin is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit E.

(b)                                 The address of the principal business office of each of the Reporting Persons and each person named in this Item 2 other than Messrs. Roberts, Lin and Michelson is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

The address of the principal business office of each of Messrs. Roberts, Lin and Michelson is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c)                                  KKR Biomet is principally engaged in the business of holding securities of the Issuer.  Each of KKR 2006 Fund, OPERF Co-Investment, KKR PEI Investments, 8 North America Investor and KKR Partners III is principally engaged in the business of investing in other companies.  KKR Associates is principally engaged in the business of being the general partner of KKR 2006 Fund and the manager of OPERF Co-Investment.  KKR 2006 GP is principally engaged in the business of being the general partner of KKR Associates.  KKR PEI Associates is principally engaged in the business of being the general partner of KKR PEI Investments.  KKR PEI GP is principally engaged in the business of being the general partner of KKR PEI Associates.  KKR Associates 8 NA is principally engaged in the business of being the general partner of 8 North America Investor.  KKR 8 NA is principally engaged in the business of being the general partner of KKR Associates 8 NA.  KKR III GP is principally engaged in the business of being the general partner of KKR Partners III.

Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek, Lin, Michelson and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Pursuant to the Agreement and Plan of Merger, dated as of April 24, 2014, among the Issuer, Owl Merger Sub, Inc. (“Merger Sub”), which is an indirect wholly owned subsidiary of the Issuer, and LVB Acquisition Inc. (“LVB”), as amended from time to time (the “Merger Agreement”), the Issuer agreed to acquire LVB for a combination of cash and Common Stock.  Prior to the Merger (as defined below), LVB Holding owned approximately 97% of the issued and outstanding capital stock of LVB.  Pursuant to the Merger Agreement, on June 24, 2015, Merger Sub merged with and into LVB, shares of LVB common stock were cancelled, and LVB continued as the surviving corporation and an indirect wholly owned subsidiary of the Issuer (the “Merger”).

Pursuant to the Merger Agreement, at the closing of the Merger, after repaying all of LVB’s outstanding funded debt, the Issuer paid, as merger consideration, to holders of outstanding shares of LVB common stock and LVB equity-based awards an aggregate amount equal to approximately $10.35 billion in cash and approximately 32.7 million shares of Common Stock.

Therefore, pursuant to the Merger Agreement, LVB Holding received as merger consideration 30,118,560 shares of Common Stock (the “Shares”) and $4,791,504,838.88 cash in exchange for the 536,034,330 shares of common stock of LVB it held prior to the Merger.

Item 4.                                 Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons intend to dispose of the Shares over time, subject to, among other things, applicable legal requirements and market conditions.

As described in Item 6, in connection with the execution of the Merger Agreement, the Issuer entered into the Stockholders Agreement, dated as of April 24, 2014, as amended by Amendment No. 1 on March 30, 2015, by and among the Issuer, LVB Holding and the Sponsor Funds (the “Zimmer Stockholders Agreement”), which became effective at the closing of the Merger and which sets forth certain agreements, including with respect to transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters.  In addition, in connection with the closing of the Merger, the Sponsor Funds entered into a Coordination Agreement, dated as of June 24, 2015 (the “Coordination Agreement”), which memorializes agreements regarding certain matters, including the coordination of transfers of Shares received by LVB Holding pursuant to the Merger and certain other matters.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions and other factors deemed relevant by the Reporting Persons, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).  In particular and without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and the Coordination Agreement, the Reporting Persons intend, from time to time depending on the various factors described above, to dispose of shares of Common Stock, including pursuant to registered sales under any available shelf registration statement and to deliver to the Issuer demand requests or take-down notices in connection therewith, and may receive Shares upon a determination by LVB Holding, pursuant to the Coordination Agreement or otherwise, to distribute some or all of the Shares to its members.

In addition, without limitation, subject to the terms of the Zimmer Stockholders Agreement, the Reporting Persons may from time to time engage in discussions with management, the board of directors, and/or other shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, articles of incorporation, regulations, corporate documents, agreements, de-listing or de-registration of the Issuer.

As of the date of the closing of the Merger, Mr. Michelson was designated by LVB Holding to serve as one of its director designees on the Zimmer Board of Directors.

Other than as described herein and subject to the Zimmer Stockholders Agreement and Coordination Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any of the individuals named in Item 2 above, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) — (j) of Schedule 13D, although subject to the applicable provisions of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Persons or any of the individuals named in Item 2 above, may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.                                 Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b).  The Reporting Persons beneficially own an aggregate of 30,118,560 shares of Common Stock, which is directly held by LVB Holding.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 14.8% of the outstanding shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 203,272,251 shares of Common Stock outstanding as of June 24, 2015, as provided to the Reporting Persons by the Issuer. An aggregate of 7,529,640 shares of Common Stock held by LVB Holding, representing approximately 3.7% of the outstanding shares of Common Stock, is attributable to the Reporting Persons as a result of KKR Biomet’s membership units in LVB Holding.

Each of KKR Biomet (as a member of LVB Holding); KKR 2006 Fund, OPERF Co-Investment, KKR PEI Investments, 8 North America Investor and KKR Partners III (as the members of KKR Biomet); KKR Associates (as the general partner of KKR 2006 Fund and the manager of OPERF Co-Investment); KKR 2006 GP (as the general partner of KKR Associates); KKR PEI Associates (as the general partner of KKR PEI Investments); KKR PEI GP (as the general partner of KKR PEI Associates); KKR Associates 8 NA (as the general partner of 8 North America Investor); KKR 8 NA (as the general partner of KKR Associates 8 NA); KKR III GP (as the general partner of KKR Partners III); KKR Fund Holdings (as the designated member of KKR 2006 GP LLC, the sole shareholder of KKR PEI GP and the sole shareholder of KKR 8 NA); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the sole general partner of KKR & Co. L.P.) may be deemed to have voting and dispositive power with respect to any shares of Common Stock beneficially owned by LVB Holding. Such Reporting Persons disclaim beneficial ownership of such shares of Common Stock.

As the designated members of KKR Management LLC and the managers of KKR III GP LLC, Messrs. Kravis and Roberts may be deemed to share voting and dispositive power with respect to any shares of Common Stock beneficially owned by LVB Holding. Messrs. Kravis and Roberts disclaim beneficial ownership of such shares of Common Stock.

None of Messrs. Fisher, Janetschek, Lin, Michelson or Sorkin beneficially owns any shares of Common Stock.

By virtue of their membership interests in LVB Holding and the rights and obligations under the Zimmer Stockholders Agreement and Coordination Agreement, the Sponsor Funds, certain of their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act, exercising voting and investment control over the shares of Common Stock held by LVB Holding.  This filing shall not be deemed an admission that the Reporting Persons and the Sponsor Funds constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim membership in any such group.  LVB Holding, the other Sponsor Funds and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c) Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d) The Sponsor Funds may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities of the Issuer reported herein as beneficially owned.  To the best knowledge of the Reporting Persons, no other person, other than the Reporting Persons partners, members, affiliates or shareholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Zimmer Stockholders Agreement

The Zimmer Stockholders Agreement sets forth certain agreements regarding governance, representation of the Zimmer Board of Directors, transfer restrictions, standstill provisions, registration rights, voting arrangements and certain other matters.

Pursuant to the Zimmer Stockholders Agreement, (i) effective upon the closing date of the Merger, the Zimmer Board of Directors caused the number of directors on the Zimmer Board of Directors to be increased by two and appointed two individuals selected by LVB Holding as directors and (ii) following the closing of the Merger, at each annual or special meeting of the Issuer’s stockholders at which directors are to be elected to the Zimmer Board of Directors, the Issuer will nominate and use its reasonable best efforts to cause the Issuer’s stockholders to elect to the Zimmer Board of Directors a slate of directors that includes up to two individuals designated by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons), so long as the number of shares of Common Stock beneficially owned by LVB Holding and its affiliates continues to represent a certain specified percentage of the Shares acquired by LVB Holding in the Merger.  Specifically, LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) will be entitled to designate two individuals for nomination to the Zimmer Board of Directors (and replacements for such individuals in the event of resignation or removal), so long as the number of shares of Common Stock beneficially owned by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) continues to represent 60% or more of the Shares acquired by LVB Holding at the closing of the Merger.  So long as the number of Shares beneficially owned by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) continues to represent 30% or more but less than 60% of the Shares acquired by LVB Holding at the closing of the Merger, LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) will be entitled to designate one individual for nomination to the Zimmer Board of Directors.  In the event that the number of Shares beneficially owned by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) represents less than 30% of the Shares acquired by LVB Holding at the closing of the Merger, LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) will not be entitled to designate any individuals to the Zimmer Board of Directors pursuant to the Zimmer Stockholders Agreement.  The rights of LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) to designate individual(s) for nomination to the Zimmer Board of Directors will also terminate if the Sponsor Funds, together with certain of their affiliates, cease to own a majority of the voting securities of LVB Holding, subject to certain exceptions, and at such time, the individual(s) designated by LVB Holding (or its transferees) are required to immediately resign from the Zimmer Board of Directors, unless otherwise consented to by a majority of the Zimmer Board of Directors (excluding such individuals).

The Zimmer Stockholders Agreement generally restricts any transfers of the Shares by LVB Holding or any of the Sponsor Funds, subject to certain exceptions, which include certain sales pursuant to registration statements and certain sales pursuant to Rule 144 under the Securities Act of 1933 (“Rule 144”), with limitations described therein.  LVB Holding and its permitted transferees, including the Reporting Persons, will be entitled to (i) after three months following the closing of the Merger, piggyback registration rights and unlimited take-down rights to the extent there is an effective shelf registration statement and (ii) after six months following the closing of the Merger, demand registration rights up to four times per year in the event the Issuer does not have an effective shelf registration statement covering such sales, in each case, subject to certain limitations.  LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) may be required to enter into lock-up arrangements, from time to time, in connection with underwritten offerings.

The Zimmer Stockholders Agreement contains a standstill provision that is effective until the later of (i) the date on which the number of shares of Common Stock beneficially owned by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) represents less than 30% of the Shares acquired by LVB Holding as consideration in the Merger and (ii) one year after the date on which there are no individuals nominated by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) sitting on the Zimmer Board of Directors and LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) no longer has any rights to designate any individuals for nomination to the Zimmer Board of Directors.  The standstill provision does not survive the termination of the Zimmer Stockholders Agreement.

The Zimmer Stockholders Agreement will automatically terminate upon the earlier to occur of (i) the date that all Issuer directors nominated by LVB Holding (or, in certain circumstances, its transferees, including the Reporting Persons) have resigned from the Zimmer Board of Directors and LVB Holding (and, in certain circumstances, its transferees, including the Reporting Persons) has not designated a replacement and (ii) the date that LVB Holding and its affiliates, in the aggregate, beneficially own shares of Common Stock with voting power that is less than 3% of the total number of votes that may be cast in the election of directors of the Issuer, and all such shares may be sold in a single transaction without limitation under Rule 144.

Coordination Agreement

The Coordination Agreement memorializes agreements regarding certain matters, including the coordination of transfers of Shares received by LVB Holding pursuant to the Merger and the selection of any designees to be nominated by LVB Holding (or the Sponsor Funds, including KKR Biomet) to the Zimmer Board of Directors.

Pursuant to the Coordination Agreement, until a distribution of the Shares by LVB Holding to the Sponsor Funds, the Sponsor Funds are required to unanimously agree to any transfer of the Shares.

The Coordination Agreement provides that the Sponsor Funds will select any designees to be nominated by LVB Holding or the Sponsor Funds to the Zimmer Board of Directors.  The Sponsor Funds will make such designation by a vote of the majority of the Sponsor Funds, in the case of a designation by LVB Holding, and by a vote of the majority of the Shares, with each Sponsor Fund voting the portion of the Shares directly owned by such Sponsor Fund, in the case of a designation by the Sponsor Funds.

The Coordination Agreement will automatically terminate upon the date that the Sponsor Funds, in the aggregate, beneficially own or hold of record, directly or indirectly, less than 3% of the then outstanding shares of the Common Stock, so long as, as of such date, all of the then-remaining Shares owned by such Sponsor Funds may be sold in a single transaction without limitation under Rule 144.  Any Sponsor Fund may withdraw from the Coordination Agreement when such Sponsor Fund, together with its affiliates, owns or holds of record, directly or indirectly, less than 1% of the Common Stock.

The Coordination Agreement does not relieve LVB Holding or any of the Sponsor Funds from compliance with, or modify or limit LVB Holding’s or any of the Sponsor Funds’ obligations under, the Zimmer Stockholders Agreement.

References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement and Coordination Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A

Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit B

Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit C

Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 1, 2015).

Exhibit D	Coordination Agreement, dated as of June 24, 2015, by and among the Sponsor Funds (incorporated by reference to Exhibit 4 of the Schedule 13D filed by LVB Acquisition Holding, LLC on the date hereof)

Exhibit E	Joint Filing Agreement, by and among the Reporting Persons.

Exhibit F	Powers of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2015

KKR BIOMET LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Vice President

KKR 2006 FUND L.P.
By:	KKR Associates 2006 L.P., its general partner
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

OPERF CO-INVESTMENT LLC
By:	KKR Associates 2006 L.P., its manager
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR PEI INVESTMENTS, L.P.
By:	KKR PEI Associates, L.P., its general partner
By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

8 NORTH AMERICA INVESTOR L.P.
By:	KKR Associates 8 NA L.P., its general partner
By:	KKR 8 NA Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PARTNERS III, L.P.
By:	KKR III GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR ASSOCIATES 2006 L.P.
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR PEI ASSOCIATES, L.P.
By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES 8 NA L.P.
By:	KKR 8 NA Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 8 NA LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR III GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR FUND HOLDINGS L.P.
By:	KKR Fund Holdings GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP HOLDINGS L.P.
By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR & CO. L.P.
By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A

Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit B

Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 30, 2014).

Exhibit C

Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer, filed on April 1, 2015).

Exhibit D	Coordination Agreement, dated as of June 24,2015, by and among the Sponsor Funds (incorporated by reference to Exhibit 4 of the Schedule 13D filed by LVB Acquisition Holding, LLC on the date hereof).

Exhibit E	Joint Filing Agreement, by and among the Reporting Persons.

Exhibit F	Powers of Attorney

EXHIBIT E

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01, of Zimmer Biomet Holdings, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 30, 2015

KKR BIOMET LLC

	By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetscheck, Vice President

KKR 2006 FUND L.P.
	By:	KKR Associates 2006 L.P., its general partner
	By:	KKR 2006 GP LLC, its general partner

	By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

OPERF CO-INVESTMENT LLC
	By:	KKR Associates 2006 L.P., its manager
	By:	KKR 2006 GP LLC, its general partner

	By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR PEI INVESTMENTS, L.P.
By:	KKR PEI Associates, L.P., its general partner
By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

8 NORTH AMERICA INVESTOR L.P.
By:	KKR Associates 8 NA L.P., its general partner
By:	KKR 8 NA Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PARTNERS III, L.P.
By:	KKR III GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR ASSOCIATES 2006 L.P.
By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR PEI ASSOCIATES, L.P.
By:	KKR PEI GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR PEI GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR ASSOCIATES 8 NA L.P.
By:	KKR 8 NA Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR 8 NA LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR III GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR FUND HOLDINGS L.P.
By:	KKR Fund Holdings GP Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP HOLDINGS L.P.
By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Director

KKR GROUP LIMITED

By :	/s/ Terence Gallagher
Name :	Terence Gallagher
Title :	Attorney-in-fact for William J. Janetscheck, Director

KKR & CO. L.P.
By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetscheck, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

EXHIBIT F

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek

Date: May 28, 2014